EXHIBIT 99.1

Himax Technologies, Inc. Preannounces First Quarter 2014 Revenues and Gross Profit Margin

First Quarter 2014 Revenues and Gross Margin Meet Company Guidance

TAINAN, Taiwan, April 15, 2014 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today preannounced its first quarter revenues. Despite foreseen inventory buildup for a Korean customer, the Company remains confident in its product and technology development across each of its businesses: large panel display drivers, small and medium sized displays, and its non-driver businesses, including LCoS, CMOS image sensors, and new technologies in WLO and array lenses.

Himax is preannouncing its first quarter 2014 revenues and gross profit margin. The Company will provide its entire financial report in early May, and also host a conference call with investors.  The preannouncement of revenues and gross margin are included below versus its first quarter 2014 Guidance originally provided on its fourth quarter and full year 2013 earnings call on February 13, 2014:

1Q2014 Revenue:	$194.6 million, an increase of 10.8% year over year versus Company guidance of "Flat to slight down sequentially and up ~11% from Q1 2013"

1Q2014 Gross Margin:	24.7% versus Company guidance of "Down slightly from Q4 2013"

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,600 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,207 patents granted and 1,008 patents pending approval worldwide as of December 31, 2013. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward-Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2013 filed with the SEC, as may be amended.

CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838
         Ext.252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Stephanie Kuo, Investor Relations
         Himax Technologies, Inc.
         Tel: +1-949-585-9838 Ext.221
         Fax: +1-949-585-9598
         Email: stephanie_kuo@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mzgroup.us